Professionally Managed Portfolios
777 East Wisconsin Ave
Milwaukee, Wisconsin 53202

January 7, 2025

VIA EDGAR TRANSMISSION
Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Akre Focus ETF
Securities Act Registration No: 333-12213
Investment Company Act Registration No: 811-05037

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No 878 to its registration statement on Form N-1A (the “Registration Statement”). PEA No.878 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 01, 2024. The purpose of PEA No. 878 was to add one new series to the Trust: Akre Focus ETF (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

Comment 1.Please provide a completed fee table and expense example table prior to the effective date. Additionally, if the fee waiver expense reimbursement is subject to a recoupment provision, please disclose the terms of the provision in a footnote.

Response: The Trust responds by providing the completed fee table and expense example table below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)(2)	0.00%
Total Annual Fund Operating Expenses	0.98%

(1) Estimated for the current fiscal year.
(2) Pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), Akre Capital Management, LLC (the “Adviser”) has agreed to pay all expenses of the Fund except for the fee paid to the Adviser pursuant to the Investment Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

One Year	Three Years
$100	$312

Comment 2.Under “Principal Investment Strategies,” in the first paragraph, regarding the foreign securities, does this include emerging markets? If so, how does the Fund determine those?

Response: Although the Fund may invest in some companies located in emerging markets from time to time, such investments are not expected to constitute a principal strategy of the Fund. The Trust notes that the Investment Policies and Risks section of the Statement of Additional Information includes disclosures relating to the risks of investing in emerging market securities.

Comment 3.Page 2 of the Prospectus states that the Adviser “principally seeks to identify companies which may earn higher-than-average returns on shareholders’ equity; are managed, in the Adviser’s judgment, by individuals who have a history of treating public shareholders like partners; and have ample opportunity to reinvest excess profits at above-average rates.” Please explain how the Adviser will treat shareholders like partners.

Response: The Trust notes that the disclosure referenced above refers to the process the Adviser uses to select the companies in which it invests. The Adviser seeks to invest in companies that meet specific standards related to the business itself, the people who manage it, and the discipline they demonstrate when it comes to reinvesting free cash flow. The “treating public shareholders like partners” statement refers to a company’s management treating investors in that issuer as partners. The disclosure does not refer to the Adviser treating shareholders like partners. As an investor in an issuer, the Fund would be a shareholder seeking to be treated as a partner. The Trust respectfully declines to modify the Prospectus in response to this comment.

Comment 4.On page 2, under “Principal Risks of Investing in the Fund,” please add disclosure explaining why the first eight risks are not listed in alphabetical order.

Response: The Trust has revised the disclosure as shown below:

“As with all ETFs, there is a risk that you could lose all or a portion of your investment in the Fund. The following risks ~~(in alphabetical order after the first eight)~~ are considered principal to the Fund ~~Focus Strategy ETF~~ and could affect the value of your investment. The first eight risks are listed in order of priority. The Adviser has not prioritized the remaining risks, which are listed in alphabetical order.”

Comment 5.In the first paragraph under, “Principal Risks of Investing in the Fund,” it refers to the Fund as, “Focus Strategy ETF.” Please correct this to be the proper name.

Response: The Trust has removed the reference to the “Focus Strategy ETF” from the Prospectus. The Prospectus now refers to the “Fund” as noted in the above paragraph.

Comment 6.On page 3, there is a Derivatives Risk listed, but this is not included in the strategy. If the Fund will be using Derivatives this will need to be listed in the strategy. If not, this should be removed from risks.

Response: The Trust notes that the Principal Investment Strategies section says, “The Fund may also invest in preferred stocks, warrants, options, and other equity-like instruments such as partnership interests, limited liability company interests, business trust shares and rights, REITs, and other securities that are convertible into equity securities.” Since the strategy mentions warrants and options, which are derivatives, the Trust respectfully declines to modify the Prospectus in response to this comment.

If you have any questions regarding the above response, please do not hesitate to contact me at Elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President & Secretary of the Trust

cc: Rachael Schwartz, Esq.
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